THE LIFE INSURANCE COMPANY OF VIRGINIA
            OPTIONAL DEATH BENEFIT AT DEATH OF ANNUITANT ENDORSEMENT
                 ----------------------------------------------

The policy to which this Endorsement is attached is amended by deleting the Optional Death Benefit at Death of Annuitant provision in its entirety and adding the following:

Optional Death Benefit at Death of Annuitant

If the death of the Annuitant occurs before income payments begin, the Designated Beneficiary may surrender the policy for the Death Benefit within 90 days of the date of such death. If this optional death benefit is paid, the policy will terminate, and we will have no further obligation under the policy.

If the surrender occurs more than 90 days after the Annuitant's death, the Surrender Value will be payable instead of the Death Benefit. If the policy is not surrendered, it will remain in force subject to all of its provisions.

The Death Benefit will be the greater of:
     o  The minimum death benefit described below; or
     o The Account Value of the policy on the date we receive proof of the Annuitant's death.

Minimum Death Benefit

During the first six policy years, or if the Annuitant was age 81 or older on the policy date, the minimum death benefit is the total premiums paid, less adjustments for any partial surrenders.

If the Annuitant was age 80 or younger on the policy date, the minimum death benefit during any subsequent six-year period will be the Death Benefit on the last day of the previous six-year period, plus any premiums paid since then, less adjustments for any partial surrenders since then.

Any adjustment to the minimum death benefit resulting from a partial surrender will be made proportionally, by the same percentage that the surrender reduced the Account Value.




For The Life Insurance Company of Virginia,



                                                     /s/ Paul E. Rutledge III

                                                         President


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